UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2025

Carisma Therapeutics Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36296	26-2025616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3675 Market Street, Suite 401 Philadelphia, PA		19104
(Address of Principal Executive Offices)		( Zip Code)

Registrant’s telephone number, including area code: (267) 491-6422

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	CARM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On August 5, 2025, Carisma Therapeutics Inc. (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”). The following is a summary of the matters voted on at the Special Meeting.

1.	The Company’s stockholders adopted and approved an amendment to the Company’s Restated Certificate of Incorporation (as amended, the “Restated Certificate of Incorporation”) to effect a reverse stock split of the Company’s issued shares of common stock at a ratio within the range of not less than 1-for-10 and not greater than 1-for-50 (the “Reverse Stock Split”), with the exact ratio within such range and the implementation and timing of such Reverse Stock Split to be determined at the sole discretion of the Company’s Board of Directors, without further approval or authorization of the Company’s stockholders (the “Reverse Split Proposal”). The results of the stockholders’ vote with respect to such adoption and approval were as follows:

Votes For	Votes Against	Votes Abstaining
21,783,014	3,352,989	92,853

2.	The Company’s stockholders approved a proposal to adjourn the Special Meeting to a later date or dates, if necessary to permit further solicitation of proxies in the event that there are insufficient votes for the adoption and approval of the Reverse Split Proposal. The results of the stockholders’ vote with respect to such approval were as follows:

Votes For	Votes Against	Votes Abstaining
21,857,158	3,283,313	88,385

Adjournment of the Special Meeting was deemed unnecessary because there was a quorum present and there were sufficient votes to adopt and approve the Reverse Split Proposal at the Special Meeting.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed merger (the “Merger”) between the Company and OrthoCellix Inc. (“OrthoCellix”) or otherwise or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information and Where to Find It

This communication relates to the proposed Merger involving the Company and OrthoCellix and may be deemed to be solicitation material in respect of the proposed Merger or otherwise. In connection with the proposed Merger, the Company has filed relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) which contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that the Company may file with the SEC and/or send to the Company’s stockholders in connection with the proposed Merger. THE COMPANY URGES, BEFORE MAKING ANY VOTING DECISION FOR THE MERGER, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHOCELLIX, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC will also be available free of charge on the Company’s website at www.carismatx.com, or by contacting the Company’s Investor Relations at investors@Carismatx.com. In addition, investors and stockholders should note that the Company communicates with investors and the public using its website at https://ir.Carismatx.com/.

Participants in the Solicitation

The Company, OrthoCellix, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Merger and the related matters under the rules of the SEC. Information about the Company’s directors and executive officers, including a description of their interests in the Company, is included in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 29, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including information about the directors and executive officers of OrthoCellix, and a description of their direct and indirect interests, by security holdings or otherwise, have been included, as applicable, in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARISMA THERAPEUTICS INC.

	By:	/s/ Steven Kelly
Date: August 8, 2025		Steven Kelly
President and Chief Executive Officer